Klondex Announces Closing of C$129.5 Million Subscription Receipt Offering

Vancouver, BC – August 18, 2016 – Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) ("Klondex" or the "Company") is pleased to announce the closing of its previously announced bought deal private placement offering (the "Offering") of 25,900,000 subscription receipts of the Company ("Subscription Receipts") at a price of C$5.00 per Subscription Receipt for aggregate gross proceeds of C$129.5 million. The private placement was completed through a syndicate of underwriters under the Offering and included the full exercise of the option granted to the underwriters.

The gross proceeds of the Offering, less certain expenses and 50% of the commission payable to the Underwriters (the "Escrowed Proceeds"), have been deposited in escrow. The Escrowed Proceeds, less the remaining 50% of the commission payable to the underwriters, plus any interest accrued and actually earned thereon, will be released from escrow to the Company upon the satisfaction or waiver of all material conditions precedent to the proposed acquisition (the "Acquisition") of all of the membership interests of Carlin Resources LLC, which entity owns, among other assets, the Hollister mine (the "Hollister Mine") and the Esmeralda mine and ore milling complex (the "Esmeralda Mine"). If the Escrow Release Conditions are not satisfied or waived on or before November 16, 2016, the gross proceeds of the Offering will be returned to the holders of the Subscription Receipts, together with any interest that was earned thereon during the escrow period. Closing of the Acquisition is currently anticipated to occur in the third quarter of 2016.

Upon the satisfaction of the Escrow Release Conditions, each holder of Subscription Receipts will receive, without the payment of additional consideration or the taking of further action on the part of the holder, one special warrant of the Company (a "Special Warrant"). Each Special Warrant will entitle the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one common share of the Company (each, an "Underlying Share"). The Special Warrants will be exercisable by the holders thereof at any time after the closing date of the Acquisition and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) December 19, 2016, and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Subscription Receipts are sold (other than Quebec) qualifying the Underlying Shares to be issued upon the exercise or deemed exercise of the Special Warrants. The Subscription Receipts are, and the Special Warrants and Underlying Shares will be, subject to a four month plus one day hold period pursuant to applicable Canadian securities laws.

The Company will use its commercially reasonable efforts to file a prospectus in order to qualify the issuance of the Underlying Shares upon conversion of the Special Warrants in Canada. It is expected that the prospectus will be filed following the preparation of a technical report in respect of the Hollister mine, if required in accordance with applicable securities laws, and the preparation of the necessary audited and unaudited financial statements and pro forma financial statements relating to the Acquisition in accordance with applicable securities laws.

The Company intends to use the net proceeds of the Offering: (i) to fund the cash purchase price of the Acquisition and replacement of reclamation bonds currently in place with United States and Nevada regulators, (ii) for exploration growth at the Hollister Mine and the Esmeralda Mine, and (iii) development at the Hollister Mine.

The securities issued under the Offering were offered by way of private placement exemptions in all the provinces of Canada, other than Quebec, and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. All securities issued pursuant to the Offering, including the Subscription Receipts and the Special Warrants, are subject to a statutory four-month hold period in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to whether and when the Acquisition will be completed; the terms of the Special Warrants; and whether the Company will file any technical report or prospectus and the timing thereof. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.